B+H OCEAN CARRIERS LTD.
3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX
Bermuda

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
July 18, 2007

To the Shareholders:

The Annual Meeting of Shareholders of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), will be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda on July 18, 2007 at 9:00 a.m. local time, and at any adjournment thereof, to consider and act upon:

(1) The election of four Class A directors of the Company, each of whom is to hold office until the 2009 Annual Meeting of Shareholders and until the due election and qualification of his successor; and

(2) Approval of the award of 60,000 shares of Company common stock to B+H Management Ltd. and 2,500 shares of Company common stock to each of the directors, such shares to be restricted from resale for six months after stockholder approval of the grant.

(3) Such other business as may properly come before the meeting and any adjournment or adjournments thereof.

Only shareholders of record at the close of business on June 8, 2007 will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

If you cannot personally attend the meeting, it is requested that you promptly fill out, sign, and return the enclosed proxy.

By Order of the Board of Directors

DEBORAH L. PATERSON
Secretary

Dated: June 11, 2007

B+H OCEAN CARRIERS LTD. PROXY STATEMENT
BENEFICIAL OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT
Proposal 1: ELECTION OF DIRECTORS
Proposal 2: 2007 RESTRICTED SHARES AWARDS
INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
LEGAL PROCEEDINGS
INDEPENDENT PUBLIC ACCOUNTANTS
EXEMPTIONS FOR A CONTROLLED COMPANY ELECTION
OTHER MATTERS

B+H OCEAN CARRIERS LTD.
PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), in connection with the Annual Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda, on July 18, 2007 at 9:00 a.m., local time, and at any adjournments thereof.

Only shareholders of record as of the close of business on June 8, 2007, are entitled to notice of and to vote at the Meeting or any adjournments thereof. On such date, the Company had outstanding 6,991,661 shares of Common Stock, par value $.01 per share (the “Common Stock”). Each share of Common Stock is entitled to one vote. The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Meeting.

The shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked thereon or, if no instructions are marked, will be voted for the election as directors of the nominees proposed herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by written notice addressed to the Secretary of the Company at its principal office at the above address (if received by her prior to the Meeting), by submission of another signed proxy bearing a later date, or by voting in person at the Meeting. The Company’s telephone number is (441) 295-6875.

The costs of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone, telegraph or facsimile, by directors, officers and other employees of the Company, who will not be specifically compensated therefor. The Company will also request securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of stock held of record and will reimburse them for their reasonable out-of-pocket expenses in forwarding soliciting material.

This Proxy Statement and the enclosed proxy are first being distributed to the shareholders of the Company on or about June 11, 2007.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934. Accordingly, this Proxy Statement and the solicitation of proxies hereunder are not subject to Section 14(a) of the said Act and Regulation 14A thereunder.

BENEFICIAL OWNERSHIP OF COMMON STOCK
BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information as of May 16, 2007, concerning the beneficial ownership of the Common Stock of the Company by (i) the only persons known by the Company’s management to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company’s directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

	Number	Percent of
	of Shares	Common
Name of Beneficial Owner	Beneficially Owned	Stock(a)

Northampton Holdings Ltd.	2,011,926	28.78%
Michael S. Hudner(b)	3,556,823	50.87%
Fundamental Securities International Ltd.	1,290,257	18.45%
Devonport Holdings Ltd.(c)	1,290,257	18.45%
Harbor Holdings, Ltd.(d)	200,000	2.86%
Charles L. Brock	—	*
R. Anthony Dalzell(e)	54,640	0.78%

	Number	Percent of
	of Shares	Common
Name of Beneficial Owner	Beneficially Owned	Stock(a)

Dean Investments	54,540	0.78%
John M. LeFrere	—	*
Anthony J. Hardy	—	*
Per Ditlev-Simonsen	—	*
Trevor J. Williams(f)	3,356,823	48.01%
HBK Investments L.P.(g)	532,400	7.61%
Caiano Ship AS(h)	885,697	12.67%
Goldman Sachs International(i)	846,702	12.10%
All executive officers and directors as a group (8 persons)	3,556,823	50.87%

*	Less than 1%

(a)	As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b)	Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”) and B+H Management Ltd. (“BHM”). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner is a 45% shareholder, a director and President of BHM. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor Holdings, Ltd. and BHM. Per Schedule 13D, as filed with the Securities and Exchange Commission, dated March 20, 2007.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of 200,000 shares originally granted to BHM.

(e)	Includes 54,540 shares held by an affiliated corporation of Mr. Dalzell.

(f)	Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Mr. Williams is a 20% shareholder and a Vice President of BHM. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

(g)	Per Schedule 13G, as filed with the United States Securities and Exchange Commission as of February 2007.

(h)	Per VPS Registered Shareholder list, dated May 9, 2007.

(i)	Per DTCC Security Position Report, dated May 15, 2007.

Proposal 1:
ELECTION OF DIRECTORS

The Board of Directors recommends the election of the four nominees for Class A directors named below. All shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked by the shareholder executing it or, if no instructions are marked, will be voted for the election of the nominees below.

As provided in the Company’s Articles of Incorporation, the Board of Directors is divided into two classes, each of which serves for a two-year term. The Class A directors elected at the Meeting will hold office until the 2009

Annual Meeting of Shareholders and until their respective successors are elected and shall have been qualified. Directors of the Company are elected by a plurality of the votes cast at a meeting of shareholders. Therefore, a shareholder who fails to vote, or who withholds his or her vote from one or more nominees, will not affect the outcome of the election, provided that a quorum is present at the Meeting. A broker who is the record owner of Common Stock beneficially owned by a customer will have discretionary authority to vote such shares if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement is transmitted to the beneficial owner at least 15 days before the Meeting.

Under the terms of the Company’s Articles of Incorporation, a vote cast at the Meeting for any person other than the nominees below (or any substitute nominee proposed by the Board of Directors) will not be valid. See “Other Matters.”

If for any reason any of the nominees below shall become unavailable for election, it is intended that all properly executed and returned proxies will be voted for a substitute nominee designated by the Board, but the Board has no reason to believe that this will occur. Information concerning the four Class A directors, whose current terms of office will continue until the 2008 Annual Meeting, is also set forth below.

Nominees for Class A Directors

Michael S. Hudner, age 60, has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM. Since 1978, Mr. Hudner in his capacity as a partner in B+H Company (“BHC”) and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all of the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.

Trevor J. Williams, age 64, has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985. He has been a director and a Vice President of the Company since 1988 and BHM since 1987.

John M. LeFrere, age 62, has been a private investor in and financial consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of Research for the Equity Capital Markets Division. Mr. LeFrere is President of J.V. Equities Corp. an investment banking firm and partner in several research and investment banking firms.

Anthony J. Hardy, age 68, has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry and from 1997-2005 was Chairman of Heath Lambert Brothers Ltd. of Hong Kong, worldwide insurance brokers and risk consultants. He was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. He was Chairman of the Hong Kong Shipowners Association from 1970 to 1973. Mr. Hardy has devoted 45 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance.

Class B Directors Continuing in Office

Charles L. Brock, age 64, is a member of Brock Capital Group LLC, an advisory and investment firm. He was a partner in the law firm of Brock Partners which acted as United States counsel for the Company from 1995 to 1999.

R. Anthony Dalzell, age 62, has been affiliated since October 1995 with B&H Management Ltd. (“BHM”). He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K.-based shipowner and shipmanager from March 1982 until March 1988. From April 1988 until December 1992, he was Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.

Per Ditlev-Simonsen, age 74, is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange-listed shipping company with its main interests in bulk, car and ro-ro carriers. Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling. In the years 1991-1996, he was Chairman of the Board of

Christiania Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks. Mr. Ditlev-Simonsen, the Mayor of Oslo, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo. He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.

O. Michael Lewis, age 57, was the Senior Partner of London law firm Peachey & Co. from 1997 to 2005 having been a partner since 1979. Mr. Lewis specialized in advising international shipping groups. Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

Audit Committee

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM. The Audit Committee is currently comprised of Messrs. Brock (Chairman), Ditlev-Simonsen and Lewis and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent certified accountants; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer. The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

Miscellaneous

No family relationships exist between any of the executive officers and directors of the Company. The Board of Directors has no standing Nominating, Compensation or Stock Option Committees.

Proposal 2:

2007 RESTRICTED SHARES AWARDS

Background of 2007 Restricted Share Awards

On May 31, 2007, our Board of Directors, after discussion with management, met and discussed a plan to grant 60,000 shares of Company common stock to BHM and 2,500 shares of Company common stock to each of the directors, subject to approval by the stockholders of the Company, such shares to be restricted from resale for six months after stockholder approval of the grant (the “2007 Restricted Share Awards”) and to increase the annual fee payable to directors to $30,000. The Board noted that compensation of directors of the Company has remained the same for over six years, despite ambient inflation and increases in the size of the Company and concomitant risk to directors. The purposes of this 2007 Restricted Share Awards are to attract and retain the best available people for service as directors of the Company, to provide additional incentive to the directors to serve as Directors, and to encourage their continued service on the Board by providing a more direct interest in the future success of the Company. After meeting in executive session to discuss performance of management, the non-executive members of the Board determined to recognize the success of B+H Management Ltd. (“BHM”) in carrying out its responsibilities for the management of the Company over recent years.

The Board of Directors also determined to request an expert in compensation to review the fairness of the 2007 Restricted Share Awards. The directors reviewed the background of Seidman & Co., Inc. (“Seidman & Co.”), an expert in executive compensation, and engaged that firm for a review of the 2007 Restricted Share Awards, together with the proposed increase in directors fees. After review of the 2007 Restricted Share Awards and the proposed increase in directors fees and review of similar compensation transactions by other comparable companies, on

June 7, 2007, Seidman & Co. provided a fairness opinion letter, a copy of which is attached as Exhibit A, confirming that the 2007 Restricted Share Awards and the proposed increase in directors fees are, as a whole, appropriate on an arms length basis and otherwise fair to the stockholders of the Corporation, including without limitation, the minority stockholders of the Corporation. Accordingly, the Board approved the 2007 Restricted Share Awards (subject to stockholder approval) and the proposed increase in directors fees and submitted the 2007 Restricted Share Awards for stockholder approval.

Value of 2007 Restricted Share Awards

	Number
	of Shares	Dollar Value
Recipient of Award	Awarded	of Award(c)

B+H Management Ltd.	60,000	$1,060,800
Michael S. Hudner(a)	2,500	44,200
Charles L. Brock	2,500	44,200
R. Anthony Dalzell	2,500	44,200
John M. LeFrere	2,500	44,200
O. Michael Lewis	2,500	44,200
Anthony J. Hardy	2,500	44,200
Per Ditlev-Simonsen	2,500	44,200
Trevor J. Williams	2,500	44,200

Total	80,000	$1,414,400

(a)	Mr. Hudner is a 45% shareholder, a director and President of BHM.

(b)	Mr. Williams is a 20% shareholder and a Vice President of BHM.

(c)	Computed based on the weighted average closing price of Company common stock on the American Stock Exchange for the ten trading days preceding delivery of Seidman & Co.’s fairness opinion.

Approval of 2007 Restricted Share Awards

The Company hereby seeks approval of the award of 60,000 shares of Company common stock to BHM and 2,500 shares of Company common stock to each of the directors, such shares to be restricted from resale for six months after stockholder approval of the grant

STOCKHOLDER VOTE REQUIRED FOR PROPOSAL 2 AND BOARD RECOMMENDATION:

The approval of the 2007 Restricted Share Awards requires the affirmative vote of the majority of shares present in person or represented by proxy at the annual meeting.

The Board of Directors unanimously recommends a vote FOR approval of the 2007 Restricted Share Awards.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The shipowning activities of the Company are managed by B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company’s Board of Directors.

The shipowning activities of the Company entail three separate functions, all under the overall control and responsibility of BHM: (1) the shipowning function, which is that of an investment manager and includes the purchase and sale of vessels and other shipping interests; (2) the marketing and operations function which involves the deployment and operation of the vessels; and (3) the vessel technical management function, which encompasses the day-to-day physical maintenance, operation and crewing of the vessels.

BHM employs Navinvest Marine Services (USA) Inc. (“NMS”), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.

The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner, Chief Executive Officer, President, Chairman of the Board and significant shareholder of the Company, with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

Mr. Hudner is President of BHM and the sole shareholder of NMS. BHM is technical manager of the Company’s vessels under technical management agreements. BHM employs B&H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM.

The Company pays BHM a monthly rate of $6,251 per vessel for general, administrative and accounting services, which is adjusted annually for any increases in the Consumer Price Index. During the year ended December 31, 2006, the Company paid BHM fees of approximately $970,000 for these services.

The Company also pays BHM a monthly rate of $12,834 per MR product tanker and $15,540 per Panamax product tanker or OBO for technical management services, which is adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the year ended December 31, 2006, the Company paid BHM fees of approximately $2,360,000, for these services.

The Company engages BHM to provide commercial management services at a monthly rate of $10,179 per vessel, which is adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the year ended December 31, 2006, the Company paid BHM fees of approximately $1,558,000, for these services.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the year ended December 31, 2006, the Company paid Centennial manning fees of approximately $519,000.

The Company paid BHM standard industry chartering commissions of $672,000 in 2006 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,062,000 in 2006, for standard industry chartering commissions.

During 2006, the Company paid fees of $501,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.

During 2006, the Company paid fees of $36,000 to R. Anthony Dalzell or to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2006, 13,855 shares, bringing the total to 62,246 shares, were issued from treasury stock where these shares were held for this purpose. Compensation cost of $259,000 was based on the market price of the shares at the date of issue.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price was the fair market value at the date of grant and the options were exercisable over a ten-year period. At May 31, 2007 all of the options were exercised.

As a result of BHM’s possible future management of other shipowning companies and BHM’s possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company. To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

For the policy period ending February 20, 2007, the Company placed 60% of its Hull and Machinery (“H&M”) insurance for machinery claims in excess of claims of $125,000 each incident with Northampton Assurance Ltd., (“NAL”), up to a maximum of $50,000 each incident on six vessels. It also placed an average of 37.5% of its H&M insurance for machinery claims in excess of $125,000 each incident with NAL up to a maximum of $37,500 each incident on one vessel. In addition, the Company placed (a) 75% of its H&M insurance in excess of between $125,000 and $220,000 each incident and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the period ending December 31, 2006, vessel operating expenses include approximately $972,00 of insurance premiums paid to NAL (of which $884,000 was ceded to reinsurers) and approximately $185,000 of brokerage commissions was paid to NAL.

The Company had accounts payable to NAL at December 31, 2006 of $295,000. NAL paid consulting fees of $174,000 during the year ending December 31, 2006 to a company deemed to be controlled by Mr. Dalzell.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its or their property is the subject, other than ordinary routine litigation incidental to the Company’s business.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP was appointed as the Company’s Independent Registered Public Accounting Firm in January 2006. A representative of Ernst & Young LLP is not expected to be present at the Meeting.

EXEMPTIONS FOR A CONTROLLED COMPANY ELECTION

The American Stock Exchange has established specific exemptions from its listing standards for controlled companies, i.e., companies of which more than 50% of the voting power is held by an individual, a group or another entity. The Company is a “controlled company” by virtue of the fact that Michael S. Hudner, Trevor Williams and Anthony Dalzell, each an officer and a director of the Company, jointly control a majority interest in the stock of the Company. Messrs. Hudner and Williams, together with certain other entities, have filed a Schedule 13D with the Securities and Exchange Commission (“SEC”) affirming that as members of a group they share voting power of over 50.5% of the Company’s outstanding voting stock. Mr. Dalzell and an affiliated entity have agreed to cause their beneficially owned shares to be voted with Messrs. Hudner and Williams. Please see “BENEFICIAL OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT.”

The Company has elected to rely upon certain of the exemptions provided in the American Stock Exchange rules. Specifically, the Company will rely on exceptions to the requirements that listed companies (i) have a majority of independent directors, (ii) select, or recommend for the Board’s selection, director nominees by a majority of independent directors or a nominating committee comprised solely of independent directors, and (iii) determine officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors. Notwithstanding the above, the Company’s current practices include

(i) selecting director nominees by the full Board of Directors, and (ii) determining officer compensation by a majority of independent directors.

OTHER MATTERS

The Company is unaware of any matters, other than those identified above, which will be brought before the Meeting for action. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment in such matters.

In accordance with the Company’s Articles of Incorporation, no individual shall be elected a director (other than the existing officers and directors of the Company and persons elected by the directors then in office to fill a vacancy) unless the name of such person, together with a written consent to serve if elected and such written information as may at the time be required by or pursuant to the Company’s By-Laws, shall have been filed with the Secretary of the Company at its executive offices in Hamilton, Bermuda, no later than the adjournment of the Annual Meeting of Shareholders for the year immediately preceding the Annual Meeting at which such person intends to be a candidate for director, or 12 months prior to the day on which the Meeting is to be held, if the person intends to be a candidate for director at a Special Meeting of Shareholders. There is no Special Meeting of Shareholders scheduled at this time.

Pursuant to the Company’s By-Laws, the Board of Directors has resolved that the following written information, given under oath, must be submitted by persons seeking election as director in accordance with the above-mentioned procedure: (1) any information relating to the candidate and his affiliates which would be required to be disclosed in a proxy solicitation for the election of directors of the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission; (2) description of the candidate’s experience in the shipping industry and other qualifications of the candidate which in his view would make him a suitable director of the Company; and (3) a description of the candidate’s reasons for seeking election to the Company’s Board of Directors, which description must include any plans or proposals which the candidate may have which relate to or would result in any of the actions described in Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Such information shall include an undertaking to submit to the Secretary of the Company a statement amending any of the foregoing information promptly after any material change occurs in such information as previously submitted.

IT IS IMPORTANT THAT YOUR PROXY BE EXECUTED AND RETURNED PROMPTLY, NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE!

Dated: June 11, 2007

Exhibit A
SEIDMAN & CO., INC

110 East 59th Street, 25th Floor	Tel: (212) 843-1480
New York, NY 10022	Fax: (212) 843-1484

Email: info@seidman-co.com	Website: www.seidman-co.com

June 7, 2007

The Board of Directors
B+H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM JX, Bermuda

Gentlemen:

Seidman & Co., Inc. (“Seidman”) has been requested by the Board of Directors of B+H Ocean Carriers Ltd. to research and establish the fairness to all stockholders of B+H Ocean Carriers Ltd. (“B+H,” or “the Company”), including without limitation minority stockholders, the following compensation proposals: (a) a grant of 60,000 restricted shares of B+H Ocean Carriers Ltd common shares (“Common Stock”) to B+H Management Ltd. (“BHM”); (b) a grant of 2,500 restricted shares to each of the Directors of B+H; and, (c) an increase in the compensation of B+H Directors from an annual rate of $15,000 per annum to an annual rate of $30,000 per annum.

B+H Ocean Carriers Ltd. is a shipping company organized in April 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. As of December 31, 2006, the Company owned and operated six medium range (“MR”) product tankers, two Panamax product tankers, and six Ore/Bulk/Oil (“OBO”) combination tanker/bulk carriers. The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure. Each vessel accounts for a significant portion of the Company’s revenues. The Company’s fleet of product tankers consist of “handy-size” vessels which are between 30,000 and 50,000 summer dead-weight tons (“DWT”), and are able, by reason of their smaller size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. The Company’s Panamax product tankers are 61,000 and 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses. The Company’s fleet of OBOs are between 74,000 and 98,000 DWT. OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities. The Company is incorporated in Liberia and its principal executive office is located at Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX, Bermuda. The common shares of B+H are listed on the American Stock Exchange and trade under the ticker symbol “BHO.”

The commercial operation of B+H and most of the technical management and ship owning activities of the Company and its fleet, including crewing, maintenance, and repair, are subcontracted to B+H Management Ltd. (“BHM”) under a Management Services Agreement. BHM is an affiliated company with which B+H is under common control. The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates are no less favorable to the Company than terms that could have been obtained from third parties.

INVESTMENT BANKING
Established 1970

Seidman & Co., Inc.
The Board of Directors
B+H Ocean Carriers Ltd.
June 7, 2007

As indicated from Table I following, B+H revenues have increased from approximately $51 million in calendar 2004 to approximately $97 million in calendar 2006. At the same time earnings before interest, taxes, depreciation, and interest (“EBITDA”) and before non-recurring sales of ships, have increased 139% from approximately $18 million in 2004 to almost $43 million in 2006.

Table I
B + H Ocean Carriers Ltd.

Summary Income Statement Data
Years Ended December 31

	2006	2005	2004

Income Statement Data:
Voyage, time and bareboat charter revenues	95,591,276	71,388,561	51,362,910
Other operating income	1,287,775	514,491	—
Voyage expenses	(14,792,322)	(6,033,470)	(9,663,653)
Vessel operating expenses	(34,159,942)	(26,369,749)	(19,742,875)
General and administrative expenses	(5,254,323)	(3,797,613)	(3,755,136)

EBITDA FROM OPERATIONS	42,672,464	35,702,220	18,201,246

The balance sheet of B+H, as summarized in Table II following, also improved from 2004 to 2006 as working capital went from a deficit of $729 thousand as of December 31, 2004, to a positive working capital approximating $22 million at December 31, 2006. The Company’s shareholders’ equity more than tripled from approximately $44 million in 2004 to almost $136 million at the end of calendar 2006.

Table II
B + H Ocean Carriers Ltd.

Summary Balance Sheet Data
Years Ended December 31

	2006	2005	2004

Balance Sheet Data:
Current assets	$85,870,618	$65,719,790	$19,344,004
Total assets	366,822,444	281,423,286	82,902,304
Current liabilities	63,688,354	44,305,700	20,073,194
Long-term liabilities	167,153,908	117,063,472	18,465,472
Working capital (deficit)	22,182,264	21,414,090	(729,190)
Shareholders’ equity	$135,980,182	$120,054,114	$44,363,637

INVESTMENT BANKING
Established 1970

Seidman & Co., Inc.
The Board of Directors
B+H Ocean Carriers Ltd.
June 7, 2007

In reaching our fairness opinion with respect to the subject compensation proposals, we have examined and considered all available information and data which we deemed relevant to the fairness determination, including:

1.	The Company’s Profit and Loss and Balance Sheet Statements for the last three years;

2.	The Company’s latest Form 20-F and the Form 6-K statements as filed with the Securities and Exchange Commission;

3.	The existing and proposed compensation for Directors and BHM;

4.	Directors’ compensation of publicly-traded market of comparable shipping companies;

5.	Operating histories between 2004 and 2006 of other publicly-traded, market comparable shipping companies;

6.	Research Report published by The Conference Board entitled “Directors’ Compensation and Board Practices in 2005,” the most recent available of this annual survey;

7.	Press release by The Conference Board dated October 19, 2006, entitled “The Conference Board Reports CEO and Directors’ Pay Both Up Again;”

8.	“2006 Special Supplement published by Corporate Board Member in association with Towers Perrin entitled “A Closer Look at Compensation: Results of the 2006 Corporate Board Member Executive & Director Compensation Study;”

9.	Other documents, studies, analyses, and investigations as we deemed appropriate.

During the course of our analysis, we conducted interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the assignment, including members of management. We have assumed that the information and accounting supplied by management and others are accurate, and reflect good faith efforts to describe the current and prospective status of B+H from an operational and financial point of view. We have relied, without independent verification, upon the accuracy of the information provided by these sources.

In analyzing the proposal to increase the Company’s Directors’ fees from $15,000 to $30,000 per annum for each Director and to grant 2,500 restricted shares of Company Common Stock to each of the Directors, it is indicated that compensation of Directors of the Company has remained the same for over six years, despite inflation, increases in the size and improvement in the performance of the Company, and the increased burdens imposed upon directors by the regulatory environment including those of the Sarbanes-Oxley Act of 2002. The purposes of the 2007 Restricted Share Awards are further indicated to be to attract and retain the best available people for service as directors of the Company, to provide additional incentive to the Directors to serve as directors, and to encourage their continued service on the Board by providing a more direct interest in the future success of the Company. The indicated freely-traded current market value of each proposed grant of 2,500 restricted common shares of B+H is $43,775, based upon the average closing price of $17.51 of the Company’s shares on the American Stock Exchange for the five trading days prior to the date hereof. The restrictions on each grant of 2,500 restricted common shares preclude resale of the subject shares for six months after stockholder approval of the grants.

Our initial examination of the proposal to increase B+H Directors’ fees from $15,000 to $30,000 and to grant 2,500 restricted B+H common shares to each Director employed a market comparable methodology whereby we developed, surveyed, and analyzed a universe of market comparable shipping companies with profiles proximate to that of B+H in terms of lines of business, market capitalization, revenues size, and operating income. The market

INVESTMENT BANKING
Established 1970

Seidman & Co., Inc.
The Board of Directors
B+H Ocean Carriers Ltd.
June 7, 2007

comparable universe yielded fifteen companies, of which six were eliminated due to lack of available comparable data and /or lack of timely data. For each of the remaining nine market comparable companies, we isolated and compared directors’ fees only, other compensation to directors (cash, stock options, stock grants), and total directors’ compensation. The nine market comparable companies reviewed are: Aries Maritime Transport Limited, Eagle Bulk Shipping Inc., Genco Shipping & Trading Limited, General Maritime Corporation, International Shipholding Corporation, MC Shipping Inc., OMI Corporation, Stealth Gas Inc., and TBS International Limited.

In a review of director compensation of the nine market comparable companies, it is observed that the lowest directors’ fees are shown for Aries Maritime at $26,000 per director. However, Aries also granted each of its directors 40,000 common shares in the latest year with a market value approximating $306,000 per director, for a total directors’ compensation of $332,000 per director for the latest year. None of the other remaining eight market comparable companies has directors’ fees of less than a base of $30,000 for the latest year. In most instances, directors receive a base director’s fee, with additional payments for meetings attended, expenses, serving on special committees, undertaking special projects, etc. In some instances, executive management directors and/or the Chairman of the Board receive higher than directors’ fees other outside/independent directors. For example, in our survey, we observe that the Chairman of the Board of MC Shipping receives a director’s fee of $40,000 against fees of $30,000 for each of three outside directors. In the case of Stealth Gas, the Board Chairman receives a director’s fee of $70,000 against $35,000 for outside directors.

Seven of the nine market comparable shipping companies paid other fees to directors in addition to the basic directors’ fee. One company, International Shipping, paid solely a basic director’s fee of approximately $35,000 to each director in 2006 and is also the only company among the market comparables that experienced a negative operating income in 2006. The other company paying solely a basic outside director’s fee of $35,000 is Stealth Gas, which had recently had an initial public offering (IPO). As indicated above, Aries Maritime paid its directors a base fee of $26,000 plus a grant of 40,000 shares each with an estimated value of $306,000 for each director. It is observed that Aries Maritime has similar revenues, operating income, and net worth to B+H. Other compensation to directors include a grant of 1,200 shares to each director of Genco Shipping and Trading with a recent market value per director of $46,000, $30,000 to each director of Eagle Bulk Shipping, an average of $68,000 to each director of General Maritime, $91,364 to each outside director of OMI Corp., and $7,500 to each director of TBS International on top of an average of $53,000 in fees to each director.

On October 19, 2006, The Conference Board reported:

Median total compensation for outside (non-employee) directors of U.S. boards is higher than last year’s median in all three major industry sectors covered in The Conference Board’s annual study of outside director pay. CEO pay is also higher.

The study is based on a survey of the members of the Society of Corporate Secretaries and Governance Professionals and reports on directors’ compensation and board practices in 402 companies.

“Demands on board members have increased markedly in recent years, and their compensation is increasing commensurately,” says Charles Peck, compensation specialist at The Conference Board, the global business research and membership organization. “In particular, committee service, especially for those serving on audit and compensation committees, has become much more demanding.”

In manufacturing, median total compensation for outside directors is now $109,000, up from $91,250 in 2005. The service sector is $106,250 this year, up from $81,875 last year. Financial services increased

INVESTMENT BANKING
Established 1970

Seidman & Co., Inc.
The Board of Directors
B+H Ocean Carriers Ltd.
June 7, 2007

from $64,500 in 2005 to $83,000. Total compensation includes fees, retainers, committee pay, and all forms of stock compensation.

Median basic annual compensation (the mix of fees and retainers for board service plus committee pay) is up in all three industry sectors. Manufacturing increased from $59,150 to $65,000; financial services increased from $48,000 to $50,300; and services from $57,000 to $60,500.

Based upon the above, it is our considered opinion that the proposed increase of B+H Directors’ fees from $15,000 to $30,000 per annum for each Director and the grant of 2,500 shares of restricted Common Stock of the Company to each Director of B+H are fair, from a financial point of view, to all stockholders of B+H, including without limitation its minority stockholders.

With respect to the proposal to grant 60,000 shares of B+H Common Stock to B+H Management, it is understood that the award is intended to be a recognition of the performance improvements experienced by B+H under the management aegis of BHM during this period as well as to serve as a means to provide the incentive to extend this performance into the future by providing a participation in future prospective growth. As reflected above, from 2004 through calendar 2006, B+H achieved a turnaround and marked improvement in revenues, operations, and profitability not to mention a tripling of stockholders’ equity and the achievement of a stabilized financial condition. The subject 60,000 shares represent a current market value of $1,050,600 based upon a price of B+H shares of $17.51, as determined in the discussion above, as well as approximately 4% of the $24.4 million increase in EBITDA from operations from 2004 to the end of 2006, and 2.5% of 2006 reported EBITDA.

Based upon our professional judgment, the proposal to grant 60,000 restricted shares of B+H Common Stock to BHM that approximates 4% of increased EBITDA over the past three years, is within the limits of fairness for a management incentive award and is fair, from a financial point of view, to the stockholders of B+H Ocean Carriers Ltd., including without limitation its minority stockholders.

Respectfully yours,

INVESTMENT BANKING
Established 1970